UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Navidec Financial Services, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  ------------
                                 (CUSIP Number)

                                  Jolee McKowen
                              4401 East 6th Avenue
                                Denver, CO 80111
                                  (303)321-8484
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2006
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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                                                           Page 2  of 6    Pages
                                                      --------------------------
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1       NAME OF REPORTING PERSON:

        Jolee McKowen

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       00

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                            1,099,181
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                            1,099,181
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                                    0
--------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(1) 599,181 shares of common stock; and (ii) options presently exercisable to purchase 500,000 shares of common stock at an exercise price of $0.05 per share.

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% Common Stock
13.7% if all Options Exercised
--------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON    IN
--------------------------------------------------------------------------

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                                                           Page 3  of 6    Pages
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Item 1.    Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Navidec Financial Services, Inc., a Colorado corporation ("NFS"). The address of the principal executive offices of NFS is 8310 S. Valley Highway, 3rd Floor, Englewood, CO 80112.

Item 2.    Identity and Background.

     (a) This  statement  on  Schedule  13D is being  filed on  behalf  of Jolee
McKowen.

     (b) Ms. McKowen's  address is 4401 East 6th Avenue, Denver, CO  80220.

     (c) JOLEE MCKOWEN. Ms. McKowen is a psychotherapist in private practice in Denver.

     (d) Ms. McKowen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. McKowen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. McKowen is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     Jolee McKowen is the former spouse of John McKowen.

Item 4.    Purpose of Transaction.

     Ms. McKowen acquired the total of 599,181 common shares and options to purchase 500,000 shares of common stock at an exercise price of $0.05 per share reported of NFS pursuant to the divorce settlement between John R. McKowen and Jolee McKowen. Mr. McKowen disclaims beneficial ownership of Jolee McKowen's securities in Navidec Financial Services, Inc.

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                                                           Page 4  of 6    Pages
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     Other than as set forth  above,  Ms.  McKowen does not  currently  have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of NFS, or the disposition of securities of NFS, except that she holds options on 500,000 shares which she may exercise. Other persons hold a total of 3,656,510 options to purchase common shares;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving NFS or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of NFS or any of its subsidiaries;

     (d) Any change in the present board of directors or management of NFS, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of NFS;

     (f) Any other material change in NFS' business or corporate structure;

     (g) Changes in NFS' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFS by any person;

     (h) Causing a class of securities of NFS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of NFS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     The percentages of outstanding shares of NFS common stock reported below are based on the statement that as of October 31, 2006 there were 7,950,048 shares of NFS common stock outstanding.

                                                      --------------------------
                                                          Page 5  of  6    Pages
                                                      --------------------------


     (a) Mr. McKowen beneficially owns or may be deemed to beneficially own shares of NFS common stock as follows:


                              No. of Shares          % of Class
                              -------------          ----------
             Common shares         599,181             7.5%
             Options               500,000             6.2%
                              -------------        -------------
                                 1,099,181            13.7%


     (b) For information regarding the number of shares of NFS common stock as to which Ms. McKowen holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of NFS common stock effected by Ms. McKowen during the past 60 days.

     (d) No person other than Ms. McKowen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of NFS common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Ms. McKowen.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Ms. McKowen has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of NFS, other than as described in this statement on Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

     None.

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                                                           Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 2, 2006


/s/Jolee McKowen
------------------------------
     Jolee McKowen